

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

G. Raymond Zage, III
Chief Executive Officer
Tiga Acquisition Corp.
Ocean Financial Centre
Level 40, 10 Collyer Quay, Singapore 049315

   Re: Tiga Acquisition Corp.
   Amendment No. 5 to Registration Statement on Form S-4
   Filed October 24, 2022
   Amendment No. 6 to Registration Statement on Form S-4
   Filed October 25, 2022
   File No. 333-264902

Dear G. Raymond Zage:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment Nos. 5 and 6 to Registration Statement Filed on Form S-4

General

1.   We understand that Credit Suisse, the lead underwriter in your SPAC IPO, has terminated its relationship with respect to the business combination transaction. To the extent you are aware, disclose if Credit Suisse intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. If applicable, please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with Credit Suisse. If appropriate, revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

2. Please describe what relationship existed between Credit Suisse and Tiga after the close of the IPO, including any financial or merger-related advisory services conducted by Credit Suisse. For example, clarify whether Credit Suisse had any role in the identification or evaluation of business combination targets.

3. Tell us whether Credit Suisse was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Credit Suisse claims no role in the SPAC's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

4. Please tell us whether you are aware of any disagreements with Credit Suisse regarding the disclosure in your registration statement. Further, to the extent true, please add risk factor disclosure that clarifies that Credit Suisse was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Credit Suisse is waiving such fees and disclaiming responsibility for the Form S4 registration statement. If applicable, clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

5. If applicable, disclose whether Credit Suisse provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Credit Suisse was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, if true, revise the risk factor disclosure to explicitly clarify that Credit Suisse has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rod Miller